As filed with the Securities and Exchange Commission on February 3, 2006.
Registration No. 333-130766

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INFINITY ENERGY RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-3126427
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

950 Seventeenth Street, Suite 800
Denver, Colorado 80202
Telephone: (720) 932-7800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
James A. Tuell
President and Chief Executive Officer
Infinity Energy Resources, Inc.
950 Seventeenth Street, Suite 800
Denver, Colorado 80202
Telephone: (720) 932-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Deborah J. Friedman
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Telephone: (303) 892-9400

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The registration fees were paid at the time of the original filing of this Registration Statement.
PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS CONSTITUTING A PART OF THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS AND RELATES TO SECURITIES OF INFINITY ENERGY RESOURCES, INC. REGISTERED PURSUANT TO A REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-122702) AND A REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-128622). UPON EFFECTIVENESS, THIS REGISTRATION STATEMENT SHALL CONSTITUTE POST-EFFECTIVE AMENDMENT NO. 3 TO REGISTRATION STATEMENT NO. 333-122702 AND POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-128622.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and neither Infinity Energy Resources, Inc. nor the selling stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 3, 2006
PROSPECTUS
4,858,099 SHARES
INFINITY ENERGY RESOURCES, INC.
COMMON STOCK

     This prospectus relates to the resale by selling stockholders of up to 4,858,099 shares of common stock, $.0001 par value. See “Selling Stockholders.” This amount includes up to 2,758,099 shares of common stock representing 110% of the shares of common stock issuable to the selling stockholders upon exercise of warrants and up to 2,100,000 shares of common stock which may be issued by Infinity upon conversion of the senior secured notes issued to the selling stockholders and their assignors in January, September and December 2005.
     Infinity Energy Resources, Inc.’s common stock is listed on the NASDAQ National Market under the symbol “IFNY.” On February 2, 2006, the last reported sales price of our common stock on the NASDAQ National Market was $8.45 per share.
     For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                                         , 2006.

     As used in this prospectus, the terms “Infinity,” “we,” “our,” “ours” and “us” may, depending on the context, refer to Infinity Energy Resources, Inc. or to one or more of Infinity Energy Resources, Inc.’s consolidated subsidiaries or to all of them taken as a whole. When we refer to “shares” throughout this prospectus, we include all rights attaching to our shares of common stock under any stockholder rights plan then in effect.
FORWARD-LOOKING STATEMENTS
     This prospectus, including the information incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The use of any statements containing the words “intend,” “believe,” “estimate,” “project,” “expect,” “anticipate,” “plan,” “should” or similar expressions are intended to identify such statement. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the availability of third party financing at the times and on the terms anticipated, fluctuations in the prices of oil and gas, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities, operating risks, liquidity and capital requirements, the effects of governmental regulation, adverse changes in the market for our oil and gas production, continued acceptance of our oil field services in the marketplace, dependence upon third-party vendors, and other risks detailed in this prospectus under the heading “Risk Factors” and in our periodic report filings with the Securities and Exchange Commission (the “SEC”).

PROSPECTUS SUMMARY
The Company
     Infinity Energy Resources, Inc. is primarily engaged in the identification, acquisition, exploration and development of oil and gas properties and providing oil field services. We have four wholly-owned operating subsidiaries: Infinity Oil and Gas of Texas, Inc. (“Infinity-Texas”), Infinity Oil & Gas of Wyoming, Inc. (“Infinity-Wyoming”), Infinity Oil & Gas of Kansas, Inc. (“Infinity-Kansas”) and Consolidated Oil Well Services, Inc. (“Consolidated”).
     Infinity-Texas, Infinity-Wyoming and Infinity-Kansas are engaged in the acquisition, exploration, development, and the production, marketing, and sale of crude oil and natural gas. Infinity-Texas has interests in the Fort Worth Basin of Texas. Infinity-Wyoming has interests in the Greater Green River Basin of southwest Wyoming and the Sand Wash and Picance Basins of northwest Colorado. Infinity-Kansas’ current interest is in a non-operated river sand prospect in southwest Kansas. Consolidated provides services associated with drilling and completion of oil and gas wells, including cementing, acidizing, fracturing and water hauling, primarily in the Mid-continent region and Wyoming.
     Our corporate offices are located at 950 Seventeenth Street, Suite 800, Denver, Colorado 80202. Our telephone number is (720) 932-7800. Our web site is http://www.infinity-res.com. The information on our website does not constitute part of this prospectus.
The Offering
     We are registering an aggregate of 4,858,099 shares of common stock of Infinity Energy Resources, Inc., which we refer to as the offered shares, to be offered for sale by certain of our stockholders, to whom we refer as the selling stockholders. This amount includes up to 2,100,000 shares of common stock which may be issued by Infinity upon conversion of the senior secured notes issued to the selling stockholders in January, September and December 2005 and 2,758,099 shares of common stock which are issuable to the selling stockholders upon exercise of warrants.
Use of Proceeds
     We will not receive any of the proceeds from the sale of the offered shares by the selling stockholders.

RISK FACTORS
     Our business, operations, and financial condition are subject to various risks. We urge you to consider the following risk factors in addition to the other information contained in, or incorporated by reference into, this prospectus or any prospectus supplement. If any of the following risks actually occur, our business, financial condition, results of operations or cash flows could be materially harmed. In any such case, the trading price of our common stock could decline, and you could lose all, or a part, of your investment.
We have a history of operating losses and we may be unable to achieve long-term profitability.
     We incurred net losses of approximately $3.1 million, $4.6 million, $9.9 million and $1.6 million for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002, respectively. Our history of losses may impair our ability to obtain financing for drilling and other business activities on favorable terms or at all. It may also impair our ability to attract investors if we attempt to raise additional capital to grow our business or for other business purposes, by selling additional debt or equity securities in a private or public offering.
     Our ability to achieve a profit from operations on a long-term basis will largely depend on whether we are successful in exploring for and producing oil and gas from our existing properties. We face the following potential risks in developing our oil and gas properties:
•	prices for oil and gas we produce may be lower than expected;

•	the capital, equipment, personnel or services required to develop the leases for production may not be available;

•	we may not find oil and gas reserves in the quantities anticipated;

•	the reserves we find may not produce oil and gas at the rate anticipated;

•	the costs of producing oil and gas may be higher than expected; and

•	we may encounter one or more of many operating risks associated with drilling for and producing oil and gas.
Oil and gas prices are volatile, and declines in prices would hurt our ability to achieve profitable operations.
     Our future oil and gas revenue, operating results, profitability, rate of growth and the carrying value of our oil and gas properties will depend heavily on prevailing market prices for oil and gas. We expect the market for oil and gas to continue to be volatile for the foreseeable future. Excluding sales under a fixed price contract, which averaged $4.65 per Mcf, gas price realizations ranged from a low of $5.81 to a high of $10.76 per Mcf during the nine months, ended September 30, 2005. Oil price realizations ranged from a low of $43.12 per barrel to a high of $65.02 per barrel during that period.
     Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of oil and natural gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs or if our estimates of development costs increase, production data factors change or our exploration or development results deteriorate, full cost accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties.

     Revenue generated from oilfield services provided by Consolidated is indirectly affected by the price of oil and gas. Consolidated has historically experienced higher revenue in periods of high oil and gas prices and lower revenue in periods of low oil and gas prices.
     Most of our proved reserves are natural gas. Therefore, the volatility in the price of natural gas will have the greatest impact on our operations. Various factors beyond our control affect prices of oil and gas, including:
•	worldwide and domestic supplies of oil and gas;

•	political instability or armed conflict in oil or gas producing regions;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil prices;

•	production controls;

•	the price and level of foreign imports;

•	worldwide economic conditions;

•	marketability of production;

•	the level of consumer demand;

•	the price, availability and acceptance of alternative fuels;

•	the price, availability and capacity of commodity processing and gathering facilities, and pipeline transportation;

•	weather conditions; and

•	actions of federal, state, local and foreign authorities.
     These external factors and the volatile nature of the energy markets generally make it difficult to estimate future prices of oil and gas. Significant declines in oil and natural gas prices for an extended period may cause various negative effects on our business, including:
•	impairing our financial condition, cash flows and liquidity;

•	limiting our ability to finance planned capital expenditures;

•	reducing our revenue, operating income and profitability;

•	reducing the carrying value of our oil and natural gas properties; and

•	reducing demand for services provided by our oilfield service business.
     Ceiling write-downs can occur when oil and gas prices are depressed or unusually volatile. Once recognized, a ceiling write-down of oil and gas properties is not reversible at a later date when more favorable pricing conditions may exist. We review the carrying value of our oil and gas properties on a quarterly basis under the full cost accounting rules of the SEC. Under these rules, costs of proved oil and gas properties may not exceed the present value of estimated future net revenue from proved reserves, after giving effect to cash flow from hedges and adjusting for future cash flows related to asset retirement obligations, discounted at 10%, net of taxes. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter, after giving effect to our cash flow hedge positions, if any, and requires a write-down for accounting purposes if the ceiling is exceeded.
     At September 30, 2005, the full cost ceiling limitation exceeded the carrying amount of our oil and gas properties by approximately $9.7 million, based on a natural gas price of approximately $11.87 per Mcf and an oil price of approximately $65.74 per barrel in effect at that date. Decreases in oil or gas prices, increases in production costs, decreases in estimated gas production in future periods, or the reclassification of development costs to properties subject to depletion without an increase in associated proved reserves could result in a ceiling write-down during future periods.
Prices may be affected by regional factors.
     The prices to be received for the natural gas production from our Wyoming, Colorado and Texas properties will be determined mainly by factors affecting the regional supply of and demand for natural gas, which include the degree to which pipeline and processing infrastructure exists in the region. Those factors result in basis differentials between the published indices generally used to establish the price received for regional natural gas production and the actual price we receive for our production, most notably on our Wyoming natural gas production. Based on recent experience, regional differences could cause a negative basis differential of between $0.30 per Mcf and $1.50 per Mcf in Wyoming between the published indices and the actual price received by us for our natural gas production.
Forward sales and hedging transactions may limit our potential gains or expose us to loss.
     To manage our exposure to price risks in the marketing of our natural gas and crude oil, we periodically enter into fixed-price physical contracts and commodity derivative contracts on a portion of our projected natural gas and crude oil production. These transactions could limit our potential gains if oil and / or natural gas prices were to rise substantially over the price established by the contracts. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:
•	our production is less than expected;

•	the counterparties to our contracts fail to perform under the contracts; or

•	our production costs on the related production significantly increase.
Exploration and development of our oil and gas projects will require large amounts of capital which we may not be able to obtain.
     Full exploration and development of our oil and gas properties could require drilling in excess of 1,000 production wells and 100 disposal wells to handle produced water, and the construction of 100 production facilities. This could require capital expenditures over time of in excess of $1 billion. Currently, our potential sources of financing for these activities are cash generated by operations, future sales of equity securities, subordinated debt financing or the sale of additional senior secured debt securities under the terms of an existing securities purchase agreement. Under that agreement, we can borrow up to $15 million per twelve-month period for the next two years, depending on our satisfaction of certain closing conditions and on our maximum balance of notes outstanding, based generally on a combination of financial performance of our oilfield service business and the after-tax PV-10 value of our proved reserves.
     Future cash flows and the availability of financing are subject to a number of variables, such as:
•	achieving a level of production from our oil and gas projects in the Fort Worth Basin of Texas, Greater Green River Basin of Wyoming, and Sand Wash and Piceance Basins of Colorado that provides sufficient cash flow to support additional borrowings and attract other forms of debt and equity capital;

•	our success in locating and producing new reserves;

•	prices of crude oil and natural gas;

•	the level of production from existing wells;

•	working capital requirements; and

•	our ability to control expenses.
     Issuing equity securities to satisfy our financing or refinancing requirements could cause substantial dilution to existing stockholders. Debt financing could lead to:
•	the use of all or a substantial portion of our operating cash flow for the payment of principal and interest;

•	an increase in interest expense as the amount of debt outstanding increases or as variable interest rates increase;

•	increased vulnerability to competitive pressures and economic downturns; and

•	restrictions on our operations that may be contained in any contract entered into with lenders.
     In order to reduce our capital needs, while continuing development of our oil and gas projects, we could enter into partnerships with another oil and gas company or companies in which we would maintain a carried or reduced working interest in the oil and gas properties. However, this would reduce our ownership and control over the projects and could significantly reduce our future revenue generated from gas production.
     If projected revenue were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we were not able to obtain the necessary capital, our ability to execute development plans or maintain production levels could be limited.
The covenants and debt service obligations of our Senior Secured Note Facility may adversely affect our cash flow and our ability to raise additional capital.
     Our Senior Secured Notes Facility is secured by a pledge of substantially all of our natural gas and oil properties and oilfield services business assets, is guaranteed by our subsidiaries and contains covenants that limit additional borrowings, dividends to stockholders, the incurrence of liens, investments, sales or pledges of assets, changes in control and other matters. The Senior Secured Notes Facility also requires that specified financial ratios be maintained. The restrictions of our Senior Secured Notes Facility may have adverse consequences on our operations and financial results including:

•	it may be more difficult for us to satisfy our debt repayment obligations;

•	covenant violations, if any, could result in accelerated payment terms;

•	the amount of our interest expense may increase because our borrowings are at a variable rate of interest;

•	a portion of our cash flows will be used to pay principal and interest on our debt, which will reduce the amount of capital we have to finance our operations and other business activities; and

•	substantially all of our properties are pledged as collateral to lenders and failure to pay could result in foreclosure and loss of assets.
Our level of debt could have important negative consequences to our business.
     As of September 30, 2005, we had total long-term debt of approximately $25.4 million, net of debt discounts of $14.1 million. In addition, on December 9, 2005, we sold an additional $5.5 million aggregate principal amount of senior secured notes. We may not be able to refinance our debt or obtain additional financing, particularly in view of the restrictions imposed by our Senior Secured Notes Facility on our ability to incur other debt and the fact that substantially all of our assets are currently pledged to secure obligations under that facility. Our overall level of long-term debt and our difficulty in obtaining additional debt financing may have adverse consequences on our operations and financial results including:
•	any additional financing we obtain may be on unfavorable terms;

•	we may have a higher debt level than many of our competitors, which may place us at a competitive disadvantage;

•	we may issue equity securities at an undesired or unanticipated point in time to repay indebtedness or interest, causing additional dilution to our stockholders;

•	we may be more vulnerable to economic downturns and adverse developments in our industry; and

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.
Information concerning our reserves, future net cash flow estimates, and potential future ceiling write-downs is uncertain.
     There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values. Actual production, revenue and reserve expenditures will likely vary from estimates.
     Estimates of oil and natural gas reserves are projections based on available geologic, geophysical, production and engineering data. There are uncertainties inherent in the manner of producing and the interpretation of this data as well as the projection of future rates of production and the timing of development expenditures. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of factors including:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the persons preparing the estimate.
     The most accurate method of determining proved reserve estimates is based upon a decline analysis method, which consists of extrapolating future reservoir pressure and production from historical pressure decline and production data. The accuracy of the decline analysis method generally increases with the length of the production history. Since our wells in Texas began producing in the second and third quarters of this year, other (generally less accurate) methods such as volumetric analysis and analogy to the production history of wells of other operators in the same reservoir must be used, in conjunction with the decline analysis method to determine estimates of our proved reserves in Texas. As our wells produce over time and more data is available, the estimated proved reserves will be redetermined on an annual basis and may be adjusted based on that data.
     Actual future production, gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the quantities and present value of our reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development and prevailing gas and oil prices. Our reserves may also be susceptible to drainage by operators on adjacent properties.
     In addition, investors should not construe the present value of future net cash flows as the current market value of the estimated oil and natural gas reserves attributable to our properties. The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, in accordance with applicable regulations, whereas actual future prices and costs may be materially higher or lower. Factors that will affect actual future net cash flows include:
•	the amount and timing of actual production;

•	the price for which that oil and gas production can be sold;

•	supply and demand for oil and natural gas;

•	curtailments or increases in consumption by natural gas and oil purchasers; and

•	changes in government regulations or taxation.
     We are required to periodically reassess our reserves. The factors discussed above may result in decreases in our reserve estimates, which may require us to recognize a ceiling write-down of our oil and gas properties.
     As of September 30, 2005, we had approximately $21.1 million invested in unproved oil and gas properties not subject to amortization. During 2006, a portion of the investment in unproved oil and gas properties may be reclassified to the full cost pool subject to depletion and the ceiling test, following our required periodic evaluation of the fair value of our unproved properties. The amount of any such reclassification could be significant. We could be required to write down a portion of the full cost pool of oil and gas properties subject to amortization upon reclassification of the unproved oil and gas property costs.

The oil and gas exploration business involves a high degree of business and financial risk.
     The business of exploring for and developing oil and gas properties is an activity that involves a high degree of business and financial risk. Property acquisition decisions generally are based on assumptions about the quantity, quality, pricing outlook, production costs, marketability, and sales price for the acreage or reserves being acquired. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately the ultimate production potential, if any, of a particular property or well. Any decision to acquire a property is also influenced by our subjective judgment as to whether we will be able to locate the reserves, drill and equip the wells to produce the reserves, operate the wells economically, and market the production from the wells.
     Our operations are dependent upon the availability of certain resources, including drilling rigs, steel casing, water, chemicals, and other materials necessary to support our development plans and maintenance requirements. The lack of availability of one or more of these resources at an acceptable price could have a material adverse affect on our business.
     The successful completion of an oil or gas well does not ensure a profit on investment. A variety of factors may negatively affect the commercial viability of any particular well, including:
•	defects in title;

•	the absence of producible quantities of oil and gas;

•	insufficient formation attributes, such as porosity, to allow production;

•	water production requiring disposal; and

•	improperly pressured reservoirs from which to produce the reserves.
     In addition, a well may become uneconomic or only marginally economic as a result of market-related factors such as:
•	availability and cost of equipment and transportation for the production;

•	demand for the oil and gas produced; and

•	price for the oil and gas produced.
Our business is subject to operating hazards that could result in substantial losses against which we may not be insured.
The oil and natural gas business involves operating hazards, any of which could cause substantial losses, such as:
•	well blowouts;

•	craterings;

•	explosions;

•	uncontrollable flows of oil, natural gas or well fluids;

•	fires;

•	formations with abnormal pressures;

•	pipeline ruptures or spills; and

•	releases of toxic gas and other environmental hazards and pollution.
     As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. Our insurance premiums can be increased or decreased based on the claims made by us under insurance policies. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. Whenever possible, we obtain agreements from customers that limit our liability; however, insurance and customer agreements do not provide complete protection against losses and risks and losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.
     In addition, we may be liable for environmental damage caused by previous owners of property we own or lease. As a result, we may face substantial potential liabilities to third parties or governmental entities that could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses. An event that is not fully covered by insurance — for instance, losses resulting from pollution and environmental risks that are not fully insured — could cause us to incur material losses.
We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.
     In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. Recovery of our reserves, particularly undeveloped reserves, will require significant additional capital expenditures and successful drilling operations. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired.
Exploratory drilling is an uncertain process with many risks.
     Exploratory drilling involves numerous risks, including the risk that we will not find commercially productive natural gas or oil reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:
•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	defects in title;

•	compliance with governmental requirements, rules and regulations; and

•	shortages or delays in the availability of drilling rigs, the delivery of equipment and adequate trained personnel.
     Our future drilling activities may not be successful, and we cannot be sure of our overall drilling success rate. Unsuccessful drilling activities would result in significant expenses being incurred without any financial gain.
Our business depends on transportation facilities owned by others.
     The marketability of gas production depends in part on the availability, proximity and capacity of pipeline systems owned by third parties. We generally deliver natural gas through gas gathering systems and gas pipelines that we do not own under interruptible or short-term transportation agreements. The transportation of our gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system. Our ability to produce and market natural gas on a commercial basis could be harmed by any significant change in the cost or availability of markets, systems or pipelines.
The oil and gas industry is heavily regulated and we must comply with complex governmental regulations.
     Federal, state and local authorities extensively regulate the oil and gas industry and the drilling and completion of oil and gas wells. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may adversely affect, among other things, the pricing, production or marketing of oil and gas and oilfield services. Noncompliance with statutes and regulations may lead to substantial penalties and the overall regulatory burden on the industry increases the cost of doing business and, in turn, decreases profitability. Federal, state and local authorities regulate various aspects of oil and gas drilling, service and production activities, including the drilling of wells through permit and bonding requirements, the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration.
     Our operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local government authorities. We spent approximately $1.1 million in the fourth quarter of 2005 to drill and equip one water disposal well to handle water produced from gas wells. It costs us approximately $50,000 per year to operate each disposal well. In addition to the environmental costs that will be incurred by our oil and gas production operations, Consolidated has incurred an estimated $50,000 in costs associated with operating within current environmental regulations this fiscal year. New laws or regulations, or changes to current requirements, could cause us to incur significant additional costs. We could face significant liabilities to governments and third parties for discharges of oil, natural gas or other pollutants into the air, soil or water, and we could have to spend substantial amounts on investigations, litigation and remediation.
     Although we believe that we are in substantial compliance with all applicable laws and regulations, we cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not harm our business, results of operations and financial condition. Laws and regulations applicable to us include those relating to:
•	land use restrictions;

•	drilling bonds and other financial responsibility requirements;

•	spacing of wells;

•	emissions into the air;

•	unitization and pooling of properties;

•	habitat and endangered species protection, reclamation and remediation;

•	the containment and disposal of hazardous substances, oil field waste and other waste materials;

•	the use of underground storage tanks;

•	the use of underground injection wells, which affects the disposal of water from our wells;

•	safety precautions;

•	the prevention of oil spills;

•	the closure of production facilities;

•	operational reporting; and

•	taxation.
     Under these laws and regulations, we could be liable for:
•	personal injuries;

•	property and natural resource damages;

•	releases or discharges of hazardous materials;

•	well reclamation costs;

•	oil spill clean-up costs;

•	other remediation and clean-up costs;

•	plugging and abandonment costs, which may be particularly high in the case of offshore facilities;

•	governmental sanctions, such as fines and penalties; and

•	other environmental damages.
     Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities.

     Our oilfield service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. Our operations and facilities are subject to numerous environmental laws, rules and regulations, including laws concerning:
•	the containment and disposal of hazardous substances, oilfield waste and other waste materials;

•	the use of underground storage tanks; and

•	the use of underground injection wells.
     Compliance with and violations of laws protecting the environment may become more costly. Sanctions for failure to comply with these laws, rules and regulations, many of which may be applied retroactively, may include:
•	administrative, civil and criminal penalties;

•	revocation of permits; and

•	corrective action orders.
     In the United States, environmental laws and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs and other damages as a result of our conduct, even if such conduct was lawful at the time it occurred, or as a result of the conduct of prior operators or other third parties. Cleanup costs, natural resource damages and other damages arising as a result of environmental laws and regulations, and costs associated with changes in environmental laws and regulations, could be substantial. From time to time, claims have been made against us under environmental laws. Changes in environmental laws and regulations may also negatively impact other oil and natural gas exploration and production companies, which in turn could reduce the demand for our oilfield services.
     Large volumes of water produced from coal bed methane wells and discharged onto the surface in the Powder River Basin of Wyoming have drawn the attention of government agencies, gas producers, citizens and environmental groups which may result in new regulations for the disposal of produced water. We intend to use injection wells to dispose of water into underground rock formations at certain of our fields and intend to discharge onto the surface where permissible. If our wells produce water of lesser quality than allowed under Colorado, Texas or Wyoming state law for surface discharge or injection into underground rock formations, we could incur significant costs to dispose of the produced water. If our wells produce water in excess of the limits of existing disposal facilities, we may have to drill additional disposal wells. Each additional disposal well could cost us up to approximately $1.0 million.
The oil and gas industry is highly competitive.
     We operate in the highly competitive areas of oil and natural gas exploration, exploitation, acquisition, production and oilfield services with many other companies. We face intense competition from a large number of independent companies as well as major oil and natural gas companies in a number of areas such as:
•	acquisition of desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	arranging for growth capital on attractive terms; and

•	seeking to acquire or secure the equipment, service, labor, other personnel and materials necessary to operate and develop those properties.
     Many of our competitors have financial and technological resources substantially exceeding those available to us. Many oil and gas properties are sold in a competitive bidding process in which we may lack technological information or expertise or financial resources available to other bidders. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition.
We may have difficulty managing growth in our business.
     Because of our small size, growth in accordance with our business plans, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we expand our activities and increase the number of projects we are evaluating or in which we participate, there will be additional demands on our financial, technical and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of experienced managers, geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan.
We depend on key personnel.
     The loss of key members of our management team, or difficulty attracting and retaining experienced technical personnel, could reduce our competitiveness and prospects for future success. Our success depends on the continued services of our executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. We do not have employment agreements with any of our executive officers. Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals. Competition for experienced explorationists, engineers and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.
SELLING STOCKHOLDERS
     The following table sets forth certain information regarding the beneficial ownership, as of December 28, 2005, by each of the selling stockholders. The information in the table below is based upon information provided to us by the selling stockholders.
     The common stock registered in the registration statement of which this prospectus is a part includes up to 2,100,000 shares of common stock that may be issued to the selling stockholders upon conversion of the senior secured notes issued to the selling stockholders or their assignors on January 13, September 7 and December 9, 2005 (the “Notes”). The Notes are convertible into shares of our common stock; provided, however, that the holders of the Notes may not convert them except under specified circumstances. We may elect to satisfy our obligation to make payments under the Notes, and under certain circumstances we may be obligated to satisfy such obligations, by requiring partial conversions of the Notes into shares of our common stock. If such a partial conversion takes place, the conversion price, subject to certain anti-dilution adjustments, would be 95% of the weighted average trading price of our common stock on the trading day prior to the conversion date. The Notes contain certain conditions to, and restrictions on, our ability to require conversion of the Notes and limit the principal amount of Notes of which we may elect to require conversion at any one time or in the aggregate.
     In addition, the common stock offered pursuant to this prospectus includes 2,758,099 shares of common stock issuable to selling stockholders upon exercise of warrants (the “Warrants”) issued to the selling stockholders or their assignors in connection with the sale of the Notes in private placements completed in January, September and December 2005.
     Under the terms of the Securities Purchase Agreement dated January 13, 2005 between us and the selling stockholders (or their assignors), we have the option to sell up to an additional $30 million principal amount of notes to the selling stockholders along with additional warrants, in amounts of up to $15 million in any rolling twelve-month period. The issuance of additional notes is subject to our future satisfaction of various closing conditions. Shares of common stock issuable upon exercise of any such additional warrants or conversion of any such additional notes have not been registered under the registration statement of which this prospectus is a part. Except for selling stockholders’ ownership of the Warrants and the Notes and our continuing option to issue additional warrants and notes to the selling stockholders in the future, the selling stockholders have not had any material relationship with us during the past three years.
     The table below lists the selling stockholders and other information regarding the beneficial ownership of common stock by the selling stockholders. The second column lists the number of shares of common stock, based on its ownership of the Warrants that would have been issuable to each selling stockholder as of December 28, 2005, assuming exercise of all the Warrants held by such selling stockholder on that date. This column does not include any shares that the selling stockholders may acquire upon conversion of the Notes. The number of shares shown in the table does not take into account the limitations on conversion and exercise described below.
     The third column lists the shares of common stock being offered pursuant to this prospectus by each selling stockholder. In accordance with the terms of the registration rights agreement with the holders of the Notes and the Warrants, this prospectus generally covers the resale of at least that number of shares of common stock equal to 110% of the number of shares of common stock issuable upon exercise of the Warrants. In addition, this prospectus covers the resale of up to 2,100,000 shares of common stock which may be issued to the selling stockholders upon conversion of the Notes.
     The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus. As of the date of this prospectus, none of the selling stockholders held any shares of common stock other than the shares issuable upon conversion of the Notes or exercise of the Warrants.
     Under the terms of Notes and the Warrants, a selling stockholder may not convert the Notes or exercise the Warrants if such conversion or exercise would cause such selling stockholder, together with its affiliates, to have acquired a number of shares of common stock which would exceed 4.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the Notes which have not been converted and upon exercise of the Warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.” Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.

			Ownership After Offering
	Number of	Number of
	Shares	Shares that
	Beneficially	May Be Sold	Number of
Name	Owned (1)	(2)	Shares (3)	Percent
AG Offshore Convertibles, Ltd. (4)	1,253,681	2,429,049	—	—
HFTP Investment L.L.C. (5)	1,074,992	2,085,491	—	—
Gaia Offshore Master Fund, Ltd. (5)	178,690	343,559	—	—

*	Less than 1%.

(1)	The shares of common stock considered beneficially owned by each selling stockholder equals that number of shares of our common stock that such selling stockholder could acquire by exercising all of its Warrants as of December 28, 2005. These amounts include the following number of shares issuable upon exercise of the warrants issued in connection with the initial sale of senior secured notes on January 13, 2005: AG Offshore Convertibles, Ltd.: 828,120; HFTP Investment L.L.C.: 828,120; the sale of additional senior secured notes on September 7, 2005: AG Offshore Convertibles, Ltd.: 253,626; HFTP Investment L.L.C.: 146,837; Gaia Offshore Master Fund, Ltd.: 106,790; and the sale of additional senior secured notes on December 9, 2005: AG Offshore Convertibles, Ltd.: 171,935; HFTP Investment L.L.C.: 100,035; Gaia Offshore Master Fund, Ltd.: 71,900.

(2)	The selling stockholders may sell up to 4,858,099 shares under this prospectus. This amount includes an aggregate of 2,100,000 shares which may be issued to the selling stockholders upon conversion of the Notes. This amount may reflect only a portion of the common shares which may be issuable to selling stockholders in the event the full principal amount of the Notes were converted into common shares. The number of shares that may be issued in the future upon conversion of the Notes will fluctuate based on the price of our common stock. Under the terms of the Notes, the conversion price is equal to 95% of the weighted average price of our common stock on the trading day immediately preceding the conversion date. The Notes contain certain restrictions on our ability to require conversion of the Notes and limit the principal amount of Notes of which we may elect to require conversion at any one time or in the aggregate.

In addition, the registration rights agreement entered into among us and the selling stockholders requires us to register at least 110% of the shares of our common stock issuable upon exercise of the Warrants. Therefore, a total of 2,758,099 shares issuable upon exercise of the Warrants may be offered by the selling stockholders pursuant to this prospectus.

(3)	Assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

(4)	Angelo, Gordon & Co., L.P., a Delaware limited partnership, serves as the director of AG Offshore Convertibles, Ltd. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon & Co., L.P. Each of Angelo, Gordon & Co., L.P. and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by AG Offshore Convertibles, Ltd. AG Offshore Convertibles, Ltd. has advised Infinity that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer which is an affiliate of such selling stockholder was not involved in the purchase of the Notes and Warrants and has not been and will not be involved in the ultimate sale of the underlying common stock, (v) it purchased the Notes and Warrants in the ordinary course of its business, and (vi) at the time such selling stockholder purchased the Notes and Warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

(5)	Promethean Asset Management L.L.C., a New York limited liability company (“Promethean”), serves as investment manager to HFTP Investment L.L.C. (“HFTP”) and Gaia Offshore Master Fund, Ltd. (“Gaia”) and

may be deemed to share beneficial ownership of the shares beneficially owned by HFTP and Gaia. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP and Gaia. James F. O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the shares beneficially owned by Promethean, HFTP and Gaia. Each of HFTP and Gaia has advised Infinity that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of such selling stockholder was not involved in the purchase of the Notes and Warrants, and will not be involved in the ultimate sale, of the securities, (v) it purchased the Notes and Warrants in the ordinary course of its business, and (vi) at the time such selling stockholder purchased the Notes and Warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the offered shares by the selling stockholders. We may, however, receive proceeds from the selling stockholders for the payment of the exercise price upon exercise of the Warrants. We expect to use the proceeds received from the exercise of the Warrants, if any, for general working capital or property development purposes. The Warrants contain a provision that allows for a cashless exercise in certain circumstances. In the event a cashless exercise is utilized, we will not receive any proceeds upon exercise of the Warrants.
PLAN OF DISTRIBUTION
     The selling stockholders and their successors, which includes their pledgees, donees, partnership distributees and other transferees receiving the offered shares in non-sale transfers, may sell the offered shares directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.
     The offered shares may be sold in one or more transactions:
•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.
     These sales may be effected in transactions, which may involve crosses or block transactions, in the following manner:
•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on these exchanges or services or in the over-the-counter market;

•	through the writing and exercise of options and warrants, whether these options and warrants are listed on an option or warrant exchange or otherwise; or

•	through the settlement of short sales.
     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the offered shares and deliver these shares to close out short positions, or loan or pledge the underlying shares to broker-dealers that in turn may sell these shares.
     The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale.
     The selling stockholders may pledge or grant a security interest in some or all of the senior notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer or donate the shares of common stock in other circumstances, in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The aggregate proceeds to the selling stockholders from the sale of the offered shares will be the purchase price of the shares less any discounts and commissions. We will not receive any of the proceeds from the sale of the offered shares by the selling stockholders.
     In order to comply with the securities laws of some jurisdictions, if applicable, the selling stockholders may sell the offered shares in some jurisdictions through registered or licensed broker dealers.
     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the offered shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any commissions paid, or discounts or concessions allowed, to any broker-dealer in connection with any distribution of the offered shares may be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts or commissions allowed or paid to broker-dealers.
     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
     The selling stockholders each purchased the Notes and Warrants convertible into or exercisable for the offered shares in the ordinary course of business. At the time of purchase, each selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.
     Pursuant to the registration rights agreements between us and the selling stockholders who purchased the Notes and Warrants convertible into or exercisable for the offered shares in the private placement, we agreed to pay substantially all of the expenses incident to the registration of the offered shares; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, we agreed to indemnify the selling stockholders and their respective directors, officers, partners, agents and controlling persons against, and in certain circumstances to provide contribution with respect to, liabilities, including liabilities under the Securities Act, with respect to specific matters. Further, the selling stockholders have agreed to indemnify Infinity and our directors, certain officers and controlling persons against, and in certain circumstances to provide contribution with respect to, civil liabilities, including liabilities under the Securities Act, that may arise from written information furnished to us by the selling stockholders.
     Once sold under the registration statement of which this prospectus is a part, the shares of common stock will be freely tradeable in the hands of persons other than our affiliates.
LEGAL MATTERS
     The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.
EXPERTS
     Our audited consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, included in our Annual Report on Form 10-K for the year ended December 31, 2004, incorporated by reference herein, have been audited by Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, to the extent and for the period set forth in their report, incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.
     Our reserves at December 31, 2004 incorporated by reference herein were calculated by Netherland, Sewell & Associates Inc. All such figures incorporated by reference herein are in reliance upon the authority of that firm as experts in such matters.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.
     The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede, as applicable, the information in this prospectus.
     The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:
•	our Annual Report on Form 10-K for the year ended December 31, 2004, as amended on Form 10-K/A filed with the SEC on April 29, 2005;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005, as amended on Form 10-Q/A filed with the SEC on November 14, 2005; June 30, 2005, as amended on Form 10-Q/A filed with the SEC on November 14, 2005; and September 30, 2005;

•	our Current Reports on Form 8-K filed with the SEC on April 1, 2005; May 18, 2005; June 21 and 27, 2005; September 8 and 13, 2005; November 7 and 28, 2005; and December 12, 2005; and

•	the description of our common stock contained in Amendment No. 1 to our Registration Statement on Form 8-A (SEC File No. 0-17204) filed with the SEC on September 13, 2005.
     All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.
     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.
     Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.
     You may receive a copy of any of these filings, at no cost, by writing or calling Infinity Energy Resources, Inc., 950 Seventeenth Street, Suite 800, Denver, Colorado 80202, telephone (720) 932-7800, and directed to the attention of James A. Tuell, President and Chief Executive Officer.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.
INFINITY ENERGY RESOURCES, INC.
COMMON STOCK

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
     The following table sets forth various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except the Commission’s registration fee.

Registration Fee—Securities and Exchange Commission	$0
Legal Fees and Expenses	15,000	*
Accountants Fees and Expenses	10,000	*

Total	$25,000	*

*	Estimated.
     The selling stockholders have paid none of the expenses related to this offering.
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Infinity Energy Resources, Inc. is incorporated in the State of Delaware. Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had no cause to believe his conduct was unlawful.
     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.
     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.
     Section 102(b)(7) of the DGCL provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. Infinity Energy Resources, Inc.’s Certificate of Incorporation contains such a provision.
     The Certificate of Incorporation and Bylaws of Infinity Energy Resources, Inc. generally allow indemnification of officers and directors to the fullest extent allowed by law. Infinity Energy Resources, Inc. currently intends to indemnify its officers and directors to the fullest extent permitted by the Certificate of Incorporation, Bylaws and Delaware Law.
     We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of Infinity Energy Resources, Inc.
ITEM 16. EXHIBITS.

Exhibit
No.	Description of Exhibit

4.1	Securities Purchase Agreement, dated January 13, 2005 (1)

4.2	Registration Rights Agreement, dated January 13, 2005 (1)

4.3	Form of Warrant (1)

4.4	Form of Initial Note (1)

4.5	Form of Additional Note (1)

5.1	Opinion of Davis Graham & Stubbs LLP (3)

10.1	First Additional Closing Agreement, dated September 7, 2005 (2)

23.1	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1)

23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC (3)

23.3	Consent of Netherland, Sewell & Associates Inc. (3)

(1)	Filed as an exhibit to Infinity’s Current Report on Form 8-K filed January 14, 2005, and incorporated herein by reference.

(2)	Filed as an exhibit to Infinity’s Current Report on Form 8-K filed September 8, 2005, and incorporated herein by reference.

(3)	Filed as an exhibit to this registration statement on Form S-3 (File No. 333-130766) filed December 29, 2005, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS.
     (a) We hereby undertake:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (Securities Act);
          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
           Provided, however, that
               (A) Paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.; and
               (B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of this Registration Statement.
          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the

Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a registration statement on Form S-3 and has duly caused this Amendment No. 1 to the registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on February 3, 2006.

INFINITY ENERGY RESOURCES, INC.

By:	/s/ James A. Tuell

Name: James A. Tuell
Title: President and Chief Executive Officer
     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James A. Tuell James A. Tuell	President (Principal Executive Officer) and Director	February 3, 2006

/s/ Timothy A. Ficker Timothy A. Ficker	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	February 3, 2006

* Stanton E. Ross	Chairman of the Board	February 3, 2006

* Elliot M. Kaplan	Director	February 3, 2006

* Robert O. Lorenz	Director	February 3, 2006

* Leroy C. Richie	Director	February 3, 2006

* By:	/s/ James A. Tuell
James A. Tuell, Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit

4.1	Securities Purchase Agreement, dated January 13, 2005 (1)

4.2	Registration Rights Agreement, dated January 13, 2005 (1)

4.3	Form of Warrant (1)

4.4	Form of Initial Note (1)

4.5	Form of Additional Note (1)

5.1	Opinion of Davis Graham & Stubbs LLP (3)

10.1	First Additional Closing Agreement, dated September 7, 2005 (2)

23.1	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1)

23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC (3)

23.3	Consent of Netherland, Sewell & Associates Inc. (3)

(1)	Filed as an exhibit to Infinity’s Current Report on Form 8-K filed January 14, 2005, and incorporated herein by reference.

(2)	Filed as an exhibit to Infinity’s Current Report on Form 8-K filed September 8, 2005, and incorporated herein by reference.

(3)	Filed as an exhibit to this registration statement on Form S-3 (File No. 333-130766) filed December 29, 2005, and incorporated herein by reference.